EPSOM ASSET MANAGEMENT LTD.

CalciTech Ltd.
CP 261, 10 route de l’aeroport
1215 Geneva 15
Switzerland

23rd February 2009

Dears Sirs,

Re: Debt Restructuring

I write to confirm our discussions concerning the restructuring of the debt due from CalciTech Ltd. in order to raise further working capital.

Epsom agrees to convert the outstanding balance on the credit facility as at 31st December 2008, which stands at $5,436,095, into CalciTech Ltd. common shares provided that existing and new investors acquire 50% of the shares converted.. The conversion will be at a price of $0.095 per share. The proceeds will be loaned to CalciTech under the current credit facility for working capital purposes.

Yours faithfully,
for and on behalf of Epsom Asset Management Ltd.

“David Craven”

David Craven
Director

Registered Office: Main Street, Charlestown, Nevis, West Indies

Administrative office: P.O. Box 254, 1215 Geneva 15, Switzerland
Tel. (+41) 22 7990800        Fax (+41) 22 7990801